

September 15, 2010

William J. Clifford
Chief Financial Officer
Penn National Gaming, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

> **Re:** **Penn National Gaming, Inc.**
> **Form 10-K: For the Fiscal Year Ended December 31, 2009**
> **Filed on February 26, 2010**
> **File No. 000-24206**

Dear Mr. Clifford:

We have reviewed your response letter dated September 2, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K: For the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and other intangible assets, page 39

1. We note your response to our prior comment one. However, it appears that you have only partially addressed our comment. To address the known uncertainty that exists when material goodwill is allocated to a reporting unit that is at risk of failing step one of an impairment test, please revise to disclose the:

    - amount of goodwill allocated to the unit
    - description of key assumptions that drive fair value such as the growth rate

Results of Operations

Gaming Revenue, page 43

2.   We note your response to our prior comment two. You state that quantification of
        competition and consumer spending trends would be impracticable in certain situations.
        For factors for which the effect is not quantifiable, please disclose this fact, the basis for
        your belief for the cited factor, and that such factors are listed in what you believe to be
        the order of their importance. So that we may understand how you plan to revise your
        disclosure in response to this comment and our prior comment two, please provide us
        with a copy of your intended revised disclosure.

Liquidity and Capital Resources, page 53

3.   We note your response to our prior comment three. While you have discussed some of
        the significant variances between the periods you have not quantified these variances, and
        without quantification the change lacks context. Additionally, although adjusted EBITDA
        eliminates certain non-cash items, it is still calculated based on an accrual – basis
        amounts from your statement of operations. In this regard, we do not believe it is
        appropriate to discuss cash flows from operating activities by reference to this non-
        GAAP measure. Please revise accordingly and refer to section IV.B.1 of FR-72 for
        guidance.

        You may contact Aamira Chaudhry at 202-551-3389 for questions regarding the financial
statements. You may also call me at 202-551-3380.

                                                        Sincerely,

                                                        Lyn Shenk
                                                        Branch Chief